UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2009

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant’s name into English)

Star Bulk Carriers Corp. 7, Fragoklisias Street, 2nd Floor Maroussi 151 25 Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. (the “Company”) dated February 06, 2009, announcing the Company’s new time charter, signing its first Contract of Affreightment, delivering two Supramaxes  to their new charterers and redeploying one Capesize.

STAR BULK ANNOUNCES NEW TIME CHARTER , SIGNS ITS FIRST CONTRACT OF AFFREIGHTMENT, DELIVERS TWO SUPRAMAXES TO THEIR NEW CHARTERERS , AND REDEPLOYS ONE CAPESIZE

Athens, Greece, February 6, 2009 - Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes announced today the following:

Star Delta

The Company has entered into a new one-year time charter contract for the Star Delta, a 52,434 dwt 2000 built Supramax vessel, at a gross daily rate of $11,250. The vessel is expected to be delivered to her new charterer by mid ~~-~~ -February 2009.

Star Gamma

On January 27, 2009, the Company delivered the Star Gamma, a 53,098 dwt 2002 built Supramax vessel, to her next charterer. As previously announced , the 3-year contract has a gross daily average rate of $38,000.

Star Epsilon

On January 28 2009, the Company delivered the Star Epsilon, a 52,402 dwt 2001 built Supramax vessel, to her next charterer. As previously announced , the 5-year contract has a gross daily rate of $32,400.

Contract of Affreightment (COA)

The Company has entered into its first Contract of Affreightment (COA) with Brazil's Companhia Vale do Rio Doce (VALE). The contract calls for transporting approximately 700,000 tonnes of iron ore between Brazil and China in four capesize vessel shipments with the first such shipment scheduled to commence during the first quarter of 2009.

Redeployment of Star Alpha

On February 5, 2009 the Company committed the Star Alpha to the COA contract referenced above to transport iron ore between Brazil and China. ~~The vessel~~ was redelivered to Star Bulk by its previous charterers approximately ~~one~~  month earlier than the earliest date allowed under the charterparty, after having completed repairs of 25 days duration. Arbitrators’ proceedings have commenced pursuant to disputes that have arisen with such previous charterers of the Star Alpha relating to vessel performance characteristics and hire. The Company has notified the charterers that it will seek additional damages in connection with the early redelivery in the current arbitration.

Akis Tsirigakis, CEO of Star Bulk commented: "We consider the signing of our first COA with a major global mining company as an important milestone in the development of our company. Further, the new one-year time charter for the Star Delta, the delivery of two of our Supramaxes to their charterers and the procurement of new employment for the Star Alpha enhance our fleet contract coverage and cash flow visibility. Moving forward we will continue to explore constructive ways to secure the Company's revenues in response to this challenging period.”

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and is headquartered in Athens, Greece. Its common stock and warrants trade on the Nasdaq Global Market under the symbols "SBLK" and "SBLKW" respectively. Currently, Star Bulk has an operating fleet of twelve dry bulk carriers. The total fleet consists of four Capesize ~~,~~  and eight Supramax dry bulk vessels with an average age of approximately 9.7 years and a combined cargo carrying capacity of 1,106,250 deadweight tons.

Forward-Looking Statements

The information in this press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding: (1) the delivery and operation of assets of Star Bulk; (2) Star Bulk's future operating or financial results; (3) future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; (4) drybulk market trends, including charter rates and factors affecting vessel supply and demand; and (5) other statements identified by words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "should," "may," or words of similar meaning.

Such forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Star Bulk's examination of historical operating trends, data contained in their records and other data available from third parties. Although Star Bulk believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Star Bulk cannot assure you that Star Bulk will achieve or accomplish these expectations, beliefs or projections. Important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of a seller to deliver one or more vessels, the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in Star Bulk's operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Additional factors that could cause Star Bulk's results to differ materially from those described in the forward-looking statements can be found in Star Bulk's Registration Statement on Form F-1/F-4, Annual Report on Form 20-F for the year ended December 31, 2007 and reports on Form 6-K filed with the Securities and Exchange Commission (the "SEC") and available at the SEC's Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and Star Bulk disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts:

Company:
George Syllantavos

CFO
Star Bulk Carriers Corp.

7 Fragoklisias Street

Maroussi 15125

Athens, Greece

E-mail: ir@starbulk.com

www.starbulk.com

Investor Relations / Financial Media:

Nicolas Bornozis

President
Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: nbornozis@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: February 06, 2009	By:	/s/ PROKOPIOS TSIRIGAKIS
	Name:	Prokopios Tsirigakis
	Title:	Chief Executive Officer and President